Exhibit 99.2

Annual and Special Meeting of Shareholders of

Obsidian Energy Ltd. (the “Issuer”)

May 7, 2025

REPORT OF VOTING RESULTS

The following matters were voted upon at the Annual and Special Meeting of shareholders ("Shareholders") of the Issuer held on May 7, 2025 in Calgary, Alberta. Each matter voted upon is described in greater detail in the Notice of 2025 and Special Meeting and Management Proxy Circular dated March 15, 2025 (the "Information Circular"), which is available on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov, and on the Issuer’s website.

1.
Appointment of Auditor

By resolution passed by show of hands, KPMG LLP, Chartered Accountants, was appointed as auditor of the Issuer for the ensuing year.

2.
Election of Directors

By resolutions passed by ballot vote, the following seven nominees proposed by management were elected as directors of the Company to hold office until the next annual meeting of Shareholders or until their successors are elected or appointed:

	Votes For	Percent	Votes Withheld	Percent
Shani Bosman	24,807,037	84.0%	4,711,630	16.0%
John Brydson	25,745,947	87.2%	3,772,720	12.8%
Raymond D. Crossley	27,281,728	92.4%	2,236,939	7.6%
Michael J. Faust	25,942,964	87.9%	3,575,703	12.1%
Edward H. Kernaghan	25,852,852	87.6%	3,665,815	12.4%
Stephen Loukas	27,629,002	93.6%	1,889,665	6.4%
Gordon Ritchie	27,826,897	94.3%	1,691,770	5.7%

3.
Non-Binding Advisory Vote on the Corporation's Approach to Executive Compensation

By resolution passed by ballot vote, an advisory resolution was passed to approve the Company’s approach to executive compensation as outlined in the Information Circular. The results of the ballot were as follows:

Votes For	Percent	Votes Against	Percent
23,678,703	80.2%	5,839,964	19.8%